EXHIBIT 1

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2007

INDEX

PART I — FINANCIAL INFORMATION	2
Item 1 — Financial Statements (Unaudited)	2
Interim Balance Sheets	2
Interim Statement of Operations	3
Interim Statement of Shareholders’ Equity	4
Interim Statement Of Cash Flows	5
Notes to Interim Financial Statements (Unaudited)	6
Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operation	16
Item 3 – Quantitative and Qualitative Disclosures About Market Risk	28
PART II – OTHER INFORMATION	30
Item 1 – Legal Proceedings	30
Item 1A – Risk Factors	30
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds	30
Item 3 – Defaults Upon Senior Securities	30
Item 4 – Submission of Matters to a Vote of Security Holders	30
Item 5 – Other Information	30

SEASPAN CORPORATION

Interim Balance Sheet

(Unaudited)

(Expressed in thousands of United States dollars)

	March 31, 2007	December 31, 2006
		(As adjusted - note 2)
Assets
Current assets:
Cash and cash equivalents	$34,145	$92,227
Accounts receivable	612	641
Prepaid expenses	3,573	3,787

	38,330	96,655
Vessels (note 4)	1,422,962	1,198,782
Deferred charges (note 5)	8,547	7,879
Other assets (note 6)	3,331	3,189
Fair value of financial instruments	8,745	10,711

	$1,481,915	$1,317,216

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 9(a))	$6,081	$5,607
Deferred revenue	6,964	5,560

	13,045	11,167
Long-term debt (note 7)	735,613	563,203
Fair value of financial instruments	15,540	15,831

Shareholders’ equity:
Share capital (note 8)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 40,429,167 shares issued and outstanding
Class B common shares; $0.01 par value; 25,000,000 shares authorized; 7,145,000 shares issued and outstanding
Class C common shares; $0.01 par value; 100 shares authorized; 100 shares issued and outstanding
Preferred shares; $0.01 par value; 65,000,000 shares authorized; none issued and outstanding	475	475
Additional paid in capital	748,735	748,410
Retained deficit	(24,161)	(17,658)
Accumulated other comprehensive income (loss)	(7,332)	(4,212)

	717,717	727,015

	$1,481,915	$1,317,216

Commitments and contingent obligations (note 10)
Subsequent event (note 12)

See accompanying notes to financial statements.

Approved on behalf of the Board:

/S/ GERRY WANG	Director	/S/ DAVID KORBIN	Director

SEASPAN CORPORATION

Interim Statement of Earnings

(Unaudited)

(Expressed in thousands of United States dollars, except per share amount)

	Three months ended March 31, 2007	Three months ended March 31, 2006
		(As adjusted - note 2)
Revenue	$41,228	$24,807

Operating expenses:
Ship operating (note 3(a))	9,757	5,795
Depreciation	10,516	5,604
General and administrative	1,359	961

	21,632	12,360

Operating earnings	19,596	12,447

Other expenses (earnings):
Interest expense	6,547	2,703
Interest income	(1,075)	(163)
Undrawn credit facility fee	661	561
Amortization of deferred charges (note 5)	181	490
Change in fair value of financial instruments	(1,445)	—

	4,869	3,591

Net earnings	$14,727	$8,856

Weighted average shares used in computation of basic earnings per share	47,546	36,007

Weighted average shares used in computation of diluted earnings per share	47,563	36,007

Earnings per share, basic and diluted	$0.31	$0.25

See accompanying notes to financial statements.

SEASPAN CORPORATION

Interim Statement of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2007

	Number of common shares			Common shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Total comprehensive income
	Class A	Class B	Class C
						(As adjusted - note 2)		(As adjusted - note 2)	(As adjusted - note 2)
Balance, December 31, 2005	28,846,500	7,145,000	100	$360	$512,229	$6,471	$4,799	$523,859
Class A common shares issued on secondary offering	11,500,000	—	—	115	247,135	—	—	247,250
Fees and expenses in connection with issuance of common shares	—	—	—	—	(12,136)	—	—	(12,136)
Share-based compensation expenses (note 8):
Restricted Class A common shares issued and Phantom share units	30,750	—	—	—	1,182	—	—	1,182
Net earnings	—	—	—	—	—	37,088	—	37,088	$37,088
Other comprehensive net income:
Change in fair value of financial instruments designated as cashflow hedging instruments	—	—	—	—	—	—	(9,011)	(9,011)	(9,011)

									$28,077

Dividends on common shares	—	—	—	—	—	(61,217)	—	(61,217)

Balance, December 31, 2006	40,377,250	7,145,000	100	475	748,410	(17,658)	(4,212)	727,015
Share-based compensation expenses (note 8):
Restricted Class A common shares issued and phantom share units	51,917	—	—	—	325	—	—	325
Net earnings	—	—	—	—	—	14,727	—	14,727	$14,727
Other comprehensive net income:
Change in fair value of financial instruments designated as cashflow hedging instruments	—	—	—	—	—	—	(3,120)	(3,120)	(3,120)

									$11,607

Dividends on common shares	—	—	—	—	—	(21,230)	—	(21,230)

Balance, March 31, 2007	40,429,167	7,145,000	100	$475	$748,735	$(24,161)	$(7,332)	$717,717

See accompanying notes to financial statements.

SEASPAN CORPORATION

Interim Statement of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended March 31, 2007	Three months ended March 31, 2006
		(As adjusted -note 2)
Cash provided by (used in):

Operating activities:
Net earnings	$14,727	$8,856
Items not involving cash:
Depreciation	10,516	5,604
Stock-based compensation (note 8)	325	76
Amortization of deferred charges (note 5)	181	490
Change in fair value of financial instruments	(1,445)	—
Change in assets and liabilities:
Prepaid expenses and accounts receivable	243	(94)
Other assets and deferred charges	(1,108)	(312)
Accounts payable and accrued liabilities	474	(255)
Deferred revenue	1,404	720

Cash from operating activities	25,317	15,085

Financing activities:
Draws on credit facilities (note 7)	172,410	113,787
Deferred financing fees incurred (note 5)	(69)	(100)
Dividends on common shares	(21,230)	(15,303)

Cash from financing activities	151,111	98,384

Investing activities:
Expenditures for vessels	(222,821)	(113,787)
Deposits on vessels	(11,790)	(4,000)
Intangible assets	101	—

Cash used in investing activities	(234,510)	(117,787)

Decrease in cash and cash equivalents	(58,082)	(4,318)

Cash and cash equivalents, beginning of period	92,227	15,718

Cash and cash equivalents, end of period	$34,145	$11,400

Supplementary information (note 9(b))

See accompanying notes to financial statements.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2007

1.	General:

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the December 31, 2006 financial statements filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 20-F.

2.	Significant accounting policies:

Except as disclosed below, the significant accounting policies used in preparing these financial statements are consistent with those used in preparing Seaspan Corporation’s (the Company’s) financial statements for the year ended December 31, 2006.

(a)	Effective January 1, 2007, the Company adopted FSP AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the Accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

The Company has applied FSP AUG AIR-1 retrospectively, resulting in the restatement of 2006 results. The impact of this restatement on the balance sheet as at December 31, 2006, the statement of earnings for the three months ended March 31, 2006 and the statement of shareholders’ equity for the year ended December 31, 2006 are as follows:

	As previously reported	Adjustment	As adjusted
As at December 31, 2006:
Deferred charges	$7,809	$70	$7,879
Other assets	1,315	1,874	3,189

For the three months ended March 31, 2006:
Operating earnings	$12,135	$312	$12,447
Other expenses	3,589	2	3,591
Net earnings	8,546	310	8,856
Earnings per share	0.24	0.01	0.25

For the year ended December 31, 2006:
Retained earnings, December 31, 2005	$6,051	$420	$6,471
Net earnings	35,564	1,524	37,088

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2007

2.	Significant accounting policies (continued):

(b)	Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current quarter.

3.	Related party transactions:

(a)	Management Agreement:

Seaspan Management Services Limited and its wholly - owned subsidiaries (the Manager) is owned by a group of individuals through companies and two trusts who also own the Company’s 7,145,000 Class B common shares issued and outstanding, representing a 15.0% voting interest in the Company as at March 31, 2007.

Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years as follows:

•

Technical Services - The Manager is responsible for providing ship operating expenses to the Company in exchange for a fixed fee of $4,200 per day for each 3500 TEU vessel, $4,500 per day for each 4250 TEU vessel, $5,750 per day for each 4800 TEU vessel, $6,000 per day for each 8500 TEU vessel and $6,500 per day for each 9600 TEU vessel. The technical services fee does not include certain extraordinary items. For vessels operating or that began operations during the three - month period ended March 31, 2007, the Manager provided technical services at a cost of $10,185,000 (2006 - $6,107,000) to the Company. A portion of the technical services fee relates to dry-dock activities. During the three-month period ended March 31, 2007, $546,000 (2006 - $312,000) of the technical services fee paid to the Manager relate to dry-dock activities.

•

Administrative and Strategic Services - The Manager provides administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company will also reimburse all reasonable expenses incurred by the Manager in providing these services to the Company. During the three month period ended March 31, 2007, the Manager provided fixed fee administrative and strategic services at a cost of $18,000 (2006 - $18,000) , and the Company reimbursed expenses incurred by the Manager in the amount of $376,000 (2006 - $209,000).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2007

3.	Related party transactions (continued):

(a)	Management Agreement (continued):

In connection with entering into the agreement to provide the Company with the above strategic services, the Company has issued 100 incentive shares to the Manager. The incentive shares are entitled to a share of incremental dividends, based on specified sharing ratios, once dividends on the Company’s common and subordinated shares reach certain specified targets beginning with the first target of $0.485 per share per quarter. At March 31, 2007, the incentive shares do not have rights to incremental dividends.

(b)	Due to related parties:

As at March 31, 2007, $2,056,000 (December 31, 2006—$1,116,000) is due to related parties for reimbursement of administrative and strategic services expenses, supervision services, dry-dock costs and acquisition costs paid on the Company’s behalf. As at March 31, 2007, $90,000 (March 31, 2006—$204,000) is due to related parties for amounts collected from or deducted by charterers by the Company on the behalf of related parties. These amounts are to be repaid in the ordinary course of business.

4.	Vessels:

March 31, 2007	Cost	Accumulated depreciation	Net book value
Vessels	$1,353,532	$44,580	$1,308,952
Deposits on vessels	114,009	—	114,010

	$1,467,541	$44,580	$1,422,962

December 31, 2006	Cost	Accumulated depreciation	Net book value
Vessels	$1,130,712	$34,064	$1,096,648
Deposits on vessels	102,134	—	102,134

	$1,232,846	$34,064	$1,198,782

During the three month period ended March 31, 2007, the Company capitalized interest costs of $1,511,000 (2006—nil) as deposits on vessels.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2007

5.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2006 (As adjusted - note 2)	$70	$7,809	$7,879
Cost incurred	865	69	934
Amortization expensed	(14)	(167)	(181)
Amortization capitalized	—	(85)	(85)

March 31, 2007	$921	$7,626	$8,547

6.	Other assets:

	March 31, 2007	December 31, 2006
		(As adjusted - note 2)
Prepaid expenses	$2,117	$1,874
Intangible assets	1,214	1,315

Other assets	$3,331	$3,189

7.	Long-term debt:

	March 31, 2007	December 31, 2006
$1.0 billion credit facility	$622,196	$464,347
$365.0 million revolving credit facility	48,931	35,420
$218.4 million credit facility	64,486	63,436

Long-term debt	$735,613	$563,203

The $1.0 billion credit facility is divided into two tranches, Tranche A, in the maximum amount of $750.0 million and Tranche B, in the maximum amount of $250.0 million. Tranche B undrawn expired on February 28, 2007.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2007

7.	Long-term debt (continued):

Minimum repayments:

As at March 31, 2007, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

2010	$2,075
2011	2,212
Thereafter	731,326

$735,613

8.	Share-based compensation:

In December 2005, the Company’s board of directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted stock, phantom shares, and other stock-based awards as may be determined by the Company’s board of directors. A total of 1,000,000 common shares were reserved for issuance under the Plan, which is administered by the Company’s board of directors. The Plan expires 10 years from the date of its adoption.

Under the plan, the Company issued the following share-based awards during the three month period ended March 31, 2007.

(a)	18,750 restricted Class A common shares to its independent directors as compensation for services for 2007. These shares vest on December 31, 2007.

During the three months ended March 31, 2007, the following share-based awards vested:

(b)	On January 1, 2007, one third of the phantom share units issued to the Chief Executive Officer as compensation for services, vested. 33,167 Class A common shares were issued in exchange for the cancellation of the 33,167 vested phantom share units. The 66,333 phantom share units outstanding as at March 31, 2007 are expected to be settled in Class A common shares in exchange for the cancellation of the phantom share units as they vest.

(c)	On January 1, 2007, one third of the 14,500 restricted Class A common shares issued to the Chief Financial Officer as compensation for services, vested.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2007

8.	Share-based compensation (continued):

Share based awards are summarized as follows:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2006	14,500	$22.40	99,500	22.40
Granted	18,750	23.93	—	—
Vested	4,833	22.40	33,167	22.40

March 31, 2007	28,417	$23.41	66,333	$22.40

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2005	—	$—	—	$—
Granted	15,000	20.14	—	—
Vested	—	—	—	—

March 31, 2006	15,000	$20.14	—	$—

The 16,250 restricted Class A common shares issued to the independent directors as compensation for services for 2006 vested on December 31, 2006.

The above shared-based awards are recognized as compensation costs over the requisite service period in the income statement based on the fair value of the award on the date of grant. During the three month period ended March 31, 2007, the Company recognized a total of $325,000 (2006—$76,000) share-based compensation expenses. As at March 31, 2007, there was $1,826,000 (December 31, 2006—$1,702,000) of total unrecognized compensation costs relating to the outstanding share-based awards. The unrecognized compensation cost to the independent directors is expected to be recognized over a nine month period and the unrecognized compensation costs relating to the share-based awards issued to the Chief Executive Officer and Financial Officer are expected to be recognized over a 21 month period.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2007

9.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	March 31, 2007	December 31, 2006
Due to related parties (note 3(b))	$2,146	$1,320
Accrued interest	1,947	2,165
Other accrued liabilities	1,988	2,122

	$6,081	$5,607

(b)	Supplementary information to the statement of cash flows consists of:

	March 31, 2007	March 31, 2006
Interest paid	$6,232	$2,426
Interest received	1,117	163
Undrawn credit facility fee paid	508	568

10.	Commitments and contingent obligations:

(a)	On March 2, 2007, the Company agreed to purchase two 2500 TEU vessels that will be built by Jiangsu Yangzijiang Shipbuilding Co., Ltd. in China. The contractual purchase price is $41,750,000 per vessel. The vessels are scheduled to be delivered between March and June 2010.

On March 30, 2007, the Company agreed to purchase four 4250 TEU vessels that will be built by Jiangsu New Yangzi Shipbuilding Co., Ltd. in China. The contractual purchase price is $61,350,000 per vessel. The vessels are scheduled to be delivered between March and September 2009.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2007

10.	Commitments and contingent obligations (continued):

(a)	Continued:

As at March 31, 2007, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction, as follows:

2007	$336,122
2008	235,940
2009	490,030
2010	16,700

$1,078,792

(b)	As at March 31, 2007, the Company is committed under charter party agreements with China Shipping Container Lines (Asia) Co. Ltd. (CSCL Asia), a subsidiary of China Shipping (Group) Company (CSCL), HL Ships USA, LLC (HL USA), a subsidiary of TUI AG, A.P. Moller-Maersk A/S (APM) and COSCO Container Lines Co., Ltd. (COSCON) to supply the vessel on a full-time basis for a fixed daily charter rate. The charter party agreements obligate the Company to certain performance criteria over the term of the agreement.

For vessels under construction, the Company is committed under charter party agreements with COSCON, CSCL Asia and Mitsui O.S.K. Lines (MOL) to supply the vessels on a full-time basis for a fixed daily charter rate, once vessel construction is completed.

On March 16, 2007, the Company signed charter agreements for the two 2500 TEU vessels with Kawasaki Kisen Kaisha, Ltd. (K-Line) of Japan at a rate of $17,880 per day for 10 year charters.

On March 30, 2007, the Company agreed to charter agreements for the four 4250 TEU vessels with Compañía SudAmeríca de Vapores SA (CSAV) of Chile at a rate of $25,925 per day for six-year charters.

As at March 31, 2007, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements are approximately:

2007	$159,514
2008	221,992
2009	286,827
2010	355,329
2011	351,930
Thereafter	1,902,554

$3,278,146

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2007

10.	Commitments and contingent obligations (continued):

(c)	Under the Management Agreement, the Manager provides services to the Company for fees which are fixed through December 31, 2008 and thereafter will be subject to renegotiation every three years. The fixed payments to the Manager for technical and administrative services for the reminder of the current management agreement are as follows:

2007	$37,247
2008	52,631

$89,878

11.	Financial instruments:

(a)	Concentration of credit risk:

CSCL Asia, HL USA, APM and COSCON are the Company’s only customers as at March 31, 2007. As at March 31, 2007, customers accounting for our total revenues are:

	March 31, 2007	December 31, 2006
CSCL Asia	$21,622	$86,938
HL USA	11,412	28,436
Other	8,194	3,115

	$41,228	$118,489

(b)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. The carrying value of long-term debt recalculated at current interest rates, approximates its carrying value.

The fair value of the financial instruments is recognized on the balance sheet.

(c)	Interest rate risk management agreements:

The Company uses derivative financial instruments, consisting of interest rate swap agreements and an interest rate swaption, to manage its exposure to adverse movements in interest rates.

SEASPAN CORPORATION

Notes to Interim Financial Statements

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three months ended March 31, 2007

11.	Financial instruments (continued):

(c)	Interest rate risk management agreements (continued):

Pursuant to the credit facility agreements, at March 31, 2007 the Company has entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances as follows:

	Fixed LIBOR	Notional amount as at March 31, 2007	Maximum notional amount (1)	Effective date	Ending date
Interest rate swap	4.6325%	$432,671	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
Interest rate swap	5.2500%	64,665	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.3150%	19,072	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	35,000	106,800	July 3, 2006	February 26, 2021	(2)
Interest rate swap	5.5150%	29,580	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020
Interest rate swap	5.6000%	—	200,000	June 23, 2010	December 23, 2021

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

12.	Subsequent event:

On April 16, 2007, the Company declared a cash dividend of $0.44625 per share, representing a total cash distribution of $21,230,000. The cash dividend is payable on May 11, 2007 to all shareholders of record on April 30, 2007.

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

We are Seaspan Corporation, a Marshall Islands corporation that was incorporated on May 3, 2005. Our business is to own containerships, charter them pursuant to long-term, fixed rate charters and seek additional accretive vessel acquisitions. We deploy all our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. Our primary objective is to continue to grow our business through accretive acquisitions in order to increase our dividend per share.

We currently own and operate a fleet of 26 containerships and have entered into contracts to purchase an additional 21 containerships. The average age of the 26 vessels currently in our fleet is 4.4 years. Our customer selection process is targeted at well-established container liner companies that are growing in their trade routes, and that charter-in vessels on a long-term basis as part of their fleet expansion strategy. Currently, 13 containerships in our fleet are under time charters with China Shipping Container Lines (Asia) Co., Ltd., or CSCL Asia, a subsidiary of China Shipping Container Lines Co., Ltd., or CSCL. CSCL is the sixth largest container shipping company in the world. Eight containerships in our fleet are under time charters with HL USA, a subsidiary of Hapag Lloyd. Hapag Llyod is the fifth largest container shipping company in the world. Our four 4800 TEU vessels are chartered to A.P. Møller-Mærsk A/S, or APM, the world’s largest container shipping company. A containership in our fleet is under time charter with Cosco Container Lines Co., Ltd., or COSCON, a subsidiary of China Cosco Holdings Co., Ltd., the world’s seventh-largest liner shipping company in terms of capacity. The 21 containerships that we have contracted to purchase will similarly be chartered on a long-term basis. Customers for the additional 21 vessels will include Mitsui O.S.K. Lines, or MOL, HL USA, CSCL Asia, COSCON, Kawasaki Kisen Kaisha, Ltd., or K-Line and Compañía SudAmerica de Vapores SA, or CSAV. K-Line is Japan’s third largest liner operator and is ranked 13th in the world by TEU capacity. CSAV is the largest liner shipping company in South America and is ranked 16th in the world by TEU capacity.

We intend to increase the size of our fleet through timely and selective acquisitions of new and secondhand vessel containerships that we believe will be accretive to distributable cash flow per share. We believe that entering into newbuild contracts will provide for the long-term growth of our fleet and continue to reduce the average age of our fleet. In addition, we believe that selectively acquiring high-quality secondhand vessels with long-term charters with leading container liners should provide for near-term growth in our fleet. We intend to continue this strategy to the extent market conditions permit, as we believe that it will enable us to reduce capital costs and enhance returns. We cannot assure you that we will successfully consummate any additional vessel acquisitions.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”), and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an on-going basis, we evaluate our estimates and judgments. We base our estimate on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates.

Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our financial statements.

Revenue Recognition

Charter revenue is generated from long-term time charters for each vessel and commences as soon as the vessel is delivered. Time charter revenues are recorded on a straight-line basis over the initial term of the charter arrangement. The charters provide for a per vessel fixed daily charter hire rate. We do not enter into spot voyage arrangements with respect to any of our vessels. Although our charter revenues are fixed, and accordingly little judgment is required to be applied to the amount of revenue recognition, there is no certainty as to the daily charter rates or other terms that will be available upon the expiration of our existing charter party agreements.

Vessel Lives

Our vessels represent our most significant assets. The initial fleet is carried at the historical carrying value of the predecessor, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. The difference between the purchase price of the initial fleet and the historical carrying value was charged against shareholders’ equity at the time of the acquisition. All additional vessels purchased subsequent to our initial public offering are recorded at their cost to us, reflecting the fair value of the consideration we pay upon their acquisition. We depreciate our vessels using the straight-line method over their estimated useful lives. We review the estimate of our vessels useful lives on an ongoing basis to ensure they reflect current technology, service potential, and vessel structure. For accounting purposes, we estimate the useful life of the vessels will be 30 years. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors, many of which are outside of our control.

Impairment of Long-lived Assets

We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors. To the extent that the carrying value of the vessels exceeds the undiscounted estimated future cash flows, the vessels would be written down to their fair value.

Intangible Assets

For certain vessels where the Company provides lubricants for the operation of such vessels, the Company has a contractual right to have the vessel returned with the same level and complement of lubricants. This contractual right is recorded as an intangible asset at the historical fair value of the lubricants at the time of delivery. Intangible assets are tested for impairment annually or more frequently due to events or changes in circumstances that indicate the asset might be impaired. An impairment loss is recognized when the carrying amount of the intangible asset exceeds its fair value.

Derivative Instruments

Our hedging policies permit the use of various derivative financial instruments to manage interest rate risk. Interest rate swap and swaption agreements have been entered into to reduce our exposure to market risks from changing interest rates. Derivatives and hedging activities are accounted for in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires that all derivative instruments be recorded on the balance sheet at their respective fair values. We recognize the interest rate swap and swaption agreements on the balance sheet at their fair value.

To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be formally designated as a hedge at the inception of the hedging relationship. We consider a hedge to be highly effective if the change in fair value of the derivative hedging instrument is within 80% to 125% of the opposite change in the fair value of the hedged item attributable to the hedged risk. For interest rate swap agreements that are formally designated as cash flow hedges, the changes in the fair value of these interest rate swaps are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of the hedges are recognized in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, we formally assess whether each derivative designated as a hedging instrument continues to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, we will discontinue hedge accounting prospectively.

Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

We do not hedge foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

Adjustment of Financial Results for 2006

Effective January 1, 2007, the Company adopted FASB Staff Position (“FSP”) AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, the Company accounted for dry-dock activities using the Accrue-in-advance method. The Company has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

The Company has applied FSP AUG AIR-1 retrospectively. As a result, certain comparative figures as of December 31, 2006 and for the three months ended March 31, 2006 have been adjusted. The effect of the adjustment is an increase to the Company’s net earnings of $0.3 million for the three months ended March 31, 2006, and an increase to the Company’s net earnings of $1.5 million for the year ended December 31, 2006. As at December 31, 2006, the effect of the adjustment to the Company’s balance sheet is an increase in other assets of $1.9 million and an increase in retained earnings of $1.9 million.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Bunkers. Heavy fuel and diesel oil used to power a ship’s engines.

Charter. The hire of a ship for a specified period of time or a particular voyage to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charterparty.

Charterer. The party that hires a ship for a period of time or for a voyage.

Charterhire. A sum of money paid to the shipowner by a charterer for the use of a ship. Charterhire paid under a voyage charter is also known as “freight.”

Classification society. An independent organization that certifies that a ship has been built and maintained according to the organization’s rules for that type of ship and complies with the applicable rules and regulations of the country of the ship’s registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being “in-class.”

Drydocking. The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings for containerships are generally required once every five years, one of which must be a Special Survey.

Ship operating expenses. The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, management fee, lubricants and spare parts, and repair and maintenance costs. Ship operating expenses exclude fuel cost, port expenses, agents’ fees, canal dues and extra war risk insurance, as well as commissions, which are included in “voyage expenses.”

Special survey. The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

Spot market. The market for immediate chartering of a ship, usually for single voyages.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

Time charter. A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying ship operating expenses while the charterer is responsible for paying the voyage expenses and additional voyage insurance. The shipowner is paid charterhire, which accrues on a daily basis.

Voyage charter. A charter under which a shipowner hires out a ship for a specific voyage between the loading port and the discharging port. The shipowner is responsible for paying both ship operating expenses and voyage expenses. Typically, the charterer is responsible for any delay at the loading or discharging ports. The shipowner is paid freight on the basis of the cargo movement between ports.

Voyage expenses. Expenses incurred due to a ship’s traveling from a loading port to a discharging port, such as fuel (bunkers) cost, port expenses, agents’ fees, canal dues, extra war risk insurance and commissions.

Three Months Ended March 31, 2007 Compared with Three Months Ended March 31, 2006

The following discussion of our financial condition and results of operations for the three months ended March 31, 2007 and 2006 has been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and, except where otherwise specifically indicated all amounts are expressed in United States dollars.

The following table presents our operating results for the three months ended March 31, 2007 and 2006:

	Three Months Ended March 31,
	2007	2006
		(As adjusted)(1)
Statement of operations data (in thousands of dollars, except per share data)
Revenue	$41,228	$24,807
Operating expenses:
Ship operating	9,757	5,795
Depreciation	10,516	5,604
General and administrative	1,359	961

Operating earnings	19,596	12,447
Other expenses (earnings):
Interest expense	6,547	2,703
Interest income	(1,075)	(163)
Undrawn facility fee	661	561
Amortization of deferred charges	181	490
Change in fair value of financial instruments	(1,445)	—

Net earnings	$14,727	$8,856

Common shares outstanding	47,574,267	36,006,600
Per share data:
Earnings per share, basic and diluted	$0.31	$0.25
Cash dividends paid	$0.44625	$0.425
Statement of cash flows data:
Cash flows provided by (used in):
Operating activities	$25,317	$15,085
Investing activities	(234,510)	(117,787)
Financing activities	151,111	98,384

Net decrease in cash	$(58,082)	$(4,318)

As at March 31, 2007
Selected balance sheet data:
Current assets	$38,330
Vessels	1,422,962
Fair value of financial instruments	8,745
Deferred Charges	8,547
Other assets	3,331

As at March 31, 2007
Total assets	$1,481,915

Current liabilities	$13,045
Long-term debt	735,613
Fair value of financial instruments	15,540
Shareholders’ equity	717,717

Total liabilities and shareholders’ equity	$1,481,915

Other data, at quarter end:
Number of vessels in operation	26
Average age of fleet in years	4.4
TEU capacity	125,840
Average remaining initial term on outstanding charters	8.3

(1)

As a result of the retrospective adoption of FSAP AUG AIR-1, the Company has adjusted certain comparative figures as of December 31, 2006 and for the three months ended March 31, 2006. See note 2 of the Company’s interim financial statements for additional information.

The following table summarizes key facts regarding the 26 vessels in operation as of March 31, 2007.

Vessel Name	Vessel Size (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate		Operating Days in Q1-06 / Available Days in Q1-06	Operating Days in Q1-07 / Available Days in Q1-07
						(in thousands)
CSCL Zeebrugge	9600	3/15/07	2007	CSLA Asia	12 years	$34.0	(1)	N/A	17/17
CSCL Oceania	8500	12/4/04	2004	CSCL Asia	12 years + one 3-year option	29.5	(2)	90/90	90/90
CSCL Africa	8500	1/24/05	2005	CSCL Asia	12 years + one 3-year option	29.5	(2)	90/90	90/90
MSC Sweden	4800	11/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(7)	N/A	90/90
Mærsk Matane	4800	11/20/06	1988	APM	5 years + two 1-year options + one 2-year option	23.5	(7)	N/A	90/90
Mærsk Marystown	4800	12/6/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(7)	N/A	90/90
Mærsk Moncton	4800	12/22/06	1989	APM	5 years + two 1-year options + one 2-year option	23.5	(7)	N/A	76/90
CSCL Hamburg	4250	7/3/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(3)	63/90	90/90
CSCL Chiwan	4250	9/20/01	2001	CSCL Asia	10 years + one 2-year option	18.3	(3)	80/90	81/90
CSCL Ningbo	4250	6/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(4)	90/90	79/90
CSCL Dalian	4250	9/4/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(4)	90/90	81/90
CSCL Felixstowe	4250	10/15/02	2002	CSCL Asia	10 years + one 2-year option	19.9	(4)	90/90	90/90
CSCL Vancouver	4250	2/16/05	2005	CSCL Asia	12 years	17.0		90/90	90/90
CSCL Sydney	4250	4/19/05	2005	CSCL Asia	12 years	17.0		90/90	90/90
CSCL New York	4250	5/26/05	2005	CSCL Asia	12 years	17.0		90/90	90/90
CSCL Melbourne	4250	8/17/05	2005	CSCL Asia	12 years	17.0		90/90	90/90
CSCL Brisbane	4250	9/15/05	2005	CSCL Asia	12 years	17.0		90/90	90/90
New Delhi Express	4250	10/18/05	2005	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	90/90	90/90
Dubai Express	4250	1/3/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	88/88	90/90
Jakarta Express	4250	2/21/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	38/38	90/90
Saigon Express	4250	4/6/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	90/90
Lahore Express	4250	7/11/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	90/90
Rio Grande Express	4250	10/20/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	90/90

Vessel Name	Vessel Size (TEU)	Commencement of Charter	Year Built	Charterer	Length of Time Charter	Daily Charter Rate		Operating Days in Q1-06 / Available Days in Q1-06	Operating Days in Q1-07 / Available Days in Q1-07
						(in thousands)
Santos Express	4250	11/13/06	2006	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	90/90
Rio de Janeiro Express	4250	3/28/07	2007	HL USA	3 years + seven 1-year extensions + two 1-year options(5)	18.0	(6)	N/A	4/4
COSCO Fuzhou	3500	3/27/07	2007	COSCON	12 years	19.0		N/A	5/5

(1)	CSCL Asia has an initial daily charter rate of $34,000 per day for the first six years, increasing to $34,500 per day after six years.
(2)	CSCL Asia has an initial charter of twelve years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the option period.
(3)

CSCL Asia has an initial charter of ten years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the final two-year option.

(4)

CSCL Asia has an initial charter of ten years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the final two-year option.

(5)

For these charters, the initial term is three years that automatically extends for up to an additional seven years in successive one-year extensions, unless HL USA elects to terminate the charters with two years’ prior written notice. The charterer is required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine.

(6)

HL USA has an initial charter of three years that automatically extends for up to an additional seven years with a charter rate of $18,000 per day, and $18,500 per day for the final two one-year options.

(7)

APM has a initial charter for five years at $23,450, two consecutive one-year options to charter the vessel at $22,400 and $21,400 per day respectively and a final two-year option to charter the vessel at $20,400 per day. In addition, we will pay an affiliate of APM a 0.5% commission on all hire payments for each of the APM charters.

We began the year with 23 vessels in operations that contributed 2,027 operating days for the three months ended March 31, 2007. During the quarter, we took delivery of three vessels consisting of one 9600 TEU vessel, one 4250 TEU vessel and one 3500 TEU vessel. These three deliveries contributed 26 operating days for total operating days of 2,053 for the three months ended March 31, 2007 as compared to 1,259 operating days for the months ended March 31, 2006. During the quarter, the CSCL Ningbo, CSCL Dalian and Maersk Moncton completed its regularly scheduled five-year special surveys and dry-dockings. The repairs to the rudder horn of the CSCL Chiwan were also performed during the quarter as scheduled. There was no material unscheduled off-hire during the quarter and all future rudder horn repairs are expected to be completed during regularly scheduled dry-dockings.

Revenue

Revenue for the period was based on contract daily rates for each vessel. Charter revenue increased by 66.2%, or $16.4 million, to $41.2 million for the three months ended March 31, 2007 from $24.8 million for the three months ended March 31, 2006. Our vessel utilization was 97.9% for the three months ended March 31, 2007 compared to 97.1% for the three months ended March 31, 2006.

Ship Operating Expenses

Ship operating costs increased by 68.4%, or $4.0 million, to $9.8 million for the three months ended March 31, 2007, from $5.8 million for the three months ended March 31, 2006. The increase over the prior year is due to an increase in the number of ownership days from 1,296 for the three months ended March 31, 2006 to 2,096 for the three months ended March 31, 2007. Substantially all of our ship operating expenses are paid to Seaspan Management Services Limited, our Manager.

As a result of the application of FSP AUG AIR-1, we account for our dry-dock activities using the deferral method of accounting. Previously, we accounted for dry-dock activities using the accrue-in-advance method. As a result, the costs for dry-docking activities, which were previously accrued to ship operating expenses, are now deferred and amortized on a straight line basis until the next scheduled dry-dock activity. We have adopted FSP AUG AIR-1 retrospectively, and as a result we have adjusted ship operating expenses for the three months ended March 31. 2006. The effect of the adjustment is a decrease to our ship operating expenses of $0.3 million for the three months ended March 31, 2006.

Depreciation

Depreciation increased by 87.6%, or $4.9 million, to $10.5 million for the three months ended March 31, 2007, from $5.6 million for the three months ended March 31, 2006. The increase was primarily due to the impact of the 2006 deliveries.

General and Administrative Expenses

General and administrative expenses increased by 41.4%, or $0.4 million, to $1.4 million for the three months ended March 31, 2007, from $1.0 million for the three months ended March 31, 2006. The increase is due to share based compensation expense of $0.3 million for the three months ended March 31, 2007 and an overall increase in general and administrative costs to support the growth of our operating fleet.

Interest Expense

Interest expense increased by 142.2%, or $3.8 million, to $6.5 million for the three months ended March 31, 2007, from $2.7 million for the three months ended March 31, 2006.

The increase was due to additional draw downs on our $1.0 billion credit facility to fund the 2006 deliveries. We have entered into interest rate swap agreements to reduce our exposure to market rate risks from changing interest rates on our LIBOR based payments on our facilities. The interest expense received or paid on these interest rate swaps are netted with or added to interest expense on our credit facilities.

The interest on our $365.0 million revolving credit facility and $218.4 million credit facility were capitalized to the eight 2500 TEU vessels and four 5100 TEU vessels under construction.

Undrawn Facility Fee

During the three months ended March 31, 2007 we incurred $0.7 million in undrawn credit facility fees compared with $0.6 million for the three months ended March 31, 2006, an increase of 17.8%. The commitment fee for our $1.0 billion credit facility is 37.5% of the applicable margin on the difference between our total credit facility amount and our principal amounts outstanding under the credit facility. The commitment fee on our $365.0 million revolving credit facility and $218.4 million credit facility is 0.3% per annum on the undrawn facility amount. The commitment fees are expensed as incurred.

Interest income

During the three months ended March 31, 2007, we earned interest income of $1.1 million compared with $0.2 million for the three months ended March 31, 2006 through investing excess cash balances in highly liquid securities with terms to maturity of three months or less.

Amortization of Deferred Charges

Amortization of deferred charges decreased by 63.1%, or $0.3 million, to $0.2 million for the three months ended March 31, 2007, from $0.5 million for the three months ended March 31, 2006. The amortization of deferred financing fees relating to our credit facilities decreased due to the expiration of Tranche B of the $1.0 billion credit facility on February 28, 2007, which was fully amortized. Financing fees are deferred and amortized over the terms of the individual credit facilities using the effective interest yield basis. The amortization of the deferred financing fees on the $1.0 billion credit facility is expensed as incurred while the amortization of the deferred financing fees on the $365.0 million revolving credit facility and $218.4 million term loan facility are being capitalized to the vessels under construction. As a result of the adoption of FSP AUG AIR-1, we have adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

Change in fair value of financial instruments

The change in fair value of financial instruments is $1.4 million gain for the three months ended March 31, 2007 compared to nil for the three months ended March 31, 2006. Certain of our interest rate swaps are accounted for as hedging instruments in accordance with the requirements in accounting literature. As a result, the effective changes in the fair value of our interest rate swap agreements that qualify for hedge accounting are excluded from earnings until settled. The change in fair value of financial instruments represents the ineffective portion of our interest rate swap agreements that are accounted for as hedging instruments and the change in fair value of the financial instruments that do not qualify for hedge accounting.

Please also read “Quantitative and Qualitative Disclosures About Market Risk” for further discussion.

Liquidity and Capital Resources

Liquidity and Cash Needs

At March 31, 2007, our cash totaled $34.1 million. At March 31, 2007, we have drawn $622.2 million of an available $750.0 million from Tranche A of our credit facility to fund the delivery of our operating vessels. Tranche B of our credit facility, of which $250.0 million was available to fund the acquisition of any additional new or used containerships expired as of February 28, 2007. We are in the process of refinancing our $750.0 million revolving credit facility and replacing the expired $250.0 million Tranche B of the revolving credit facility. We are in discussions to increase out total committed credit facilities to approximately $1.3 billion. We are seeking this increase in our committed facilities to provide additional funding for the potential acquisition of additional new or secondhand containerships. We cannot assure you that we will successfully obtain such additional financing or consummate any additional vessel acquisitions.

All amounts under the Tranche A of our credit facility must be drawn within three months of the delivery of the last of the 23 vessels that we had contracted to purchase from SCLL at the time of our initial public offering (but not before the acquisition date of the vessel to which the loan relates), and in any event, no later than December 31, 2007. Any commitment undrawn by the expiration date will be canceled. There are restrictions on the amount that can be advanced to us under our credit facility based on the market value of the vessel or vessels in respect of which the advance is being made and in certain circumstances, based on the amount of TEU capacity of the vessel and the price at which we acquired the vessel, in respect of which the advance is being made.

The credit facility has a maturity date of the earlier of (a) the seventh anniversary of the final delivery date of the last of the 23 vessels that we had contracted to purchase from SCLL at the time of our initial public offering or (b) October 31, 2014.

On May 19, 2006, we entered into a 10 to 13-year (based on the delivery dates of certain vessels), senior secured, $365.0 million revolving credit facility with certain lenders. The facility is split into two separate tranches, Tranche A to fund the acquisition of the two 3500 TEU container vessels and Tranche B to fund the construction of the eight 2500 TEU container vessels. Our obligations under the facility will be secured by first-priority mortgages on our two 3500 TEU container vessels and the eight 2500 TEU container vessels. Also, the facility will be secured by a first-priority assignment of our earnings related to the collateral vessels, including time-charter revenues and any insurance proceeds.

At March 31, 2007, we have drawn $48.9 million of the $283.0 million available from Tranche B to fund the construction of the eight 2500 TEU vessels to be chartered to CSCL Asia. No amounts to date have been drawn from the Tranche A of our revolving credit facility.

On October 16, 2006, we entered into a credit facility for $218.4 million. The proceeds of this facility will be used to partially finance the construction of the four 5100 TEU vessels that will be built by HHI. The credit facility requires payments of a commitment fee of 0.3% per annum calculated on the undrawn portion of the facility. The facility maturity date is the earlier of (a) the anniversary date falling twelve years after the scheduled delivery date of the fourth 5100 TEU vessel delivered or (b) December 23, 2021.

At March 31, 2007 we have drawn $64.5 million to fund the construction of the four 5100 TEU vessels.

Our primary short-term liquidity needs are to fund our operating expenses, including payments under our management agreement, and payment of our quarterly dividend. Our medium-term liquidity needs primarily relate to the purchase of the remaining containerships under the asset purchase agreement and the installment payments of the newbuilding vessels we have contracted to purchase. Our long-term liquidity needs primarily relate to vessel acquisitions and debt repayment. We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facility, new credit facilities, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Our dividend policy will impact our future liquidity needs. Our board of directors has adopted a dividend policy to pay a regular quarterly dividend on our common and subordinated shares while reinvesting a portion of our operating cash flow in our business. We estimate that throughout the period of the delivery of the vessels we have contracted to purchase, we will pay aggregate dividends approximately equal to our operating cash flow surplus. As we complete the acquisition of the vessels we have contracted to purchase and achieve a more balanced capital structure, we expect our operating cash flow per share to increase, which will allow us to retain a portion of our cash for reinvestment in our business while continuing to pay dividends. Retained cash may be used, among other things, to fund vessel or fleet acquisitions, other capital expenditures and debt repayments, as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our cash in our business over the long-term, we will be able to provide better value to our shareholders by enhancing our longer term dividend paying capacity. It is our goal to further grow our dividend through accretive acquisitions of additional vessels. There can be no assurance that we will be successful in meeting our goal.

In the event our future liquidity needs are greater than currently anticipated, it could reduce or eliminate the cash available for distribution as dividends. In such event, our board of directors may change our dividend policy.

The remaining cost to complete the acquisition of the 21 additional containerships that we have contracted to purchase is estimated to be approximately $1.1 billion, which we expect to fund primarily from our credit facilities and from the sale of additional common shares. Our obligation to purchase the vessels we have contracted to purchase is not conditional upon our ability to obtain financing for such purchase.

SCLL and certain VesselCos have agreed to our right to issue common shares in payment of up to $100.0 million of the purchase price for the last four of the vessels we have contracted to purchase from SCLL at the time of our initial public offering. We must give 30 days’ notice to exercise this option. Those common shares would be valued at a net price equal to 95% of our initial public offering price. The issuance of the $100.0 million in common shares, plus the amount that will be available at such time under the $750.0 million Tranche A of our credit facility will be sufficient to pay for the purchase price for the vessels that we had contracted to purchase from SCLL at the time of our initial public offering. We have declined to exercise the option on two of the four remaining containerships that we have contracted to purchase from the VesselCos.

All of the vessels that are currently chartered and that we will acquire are chartered to charterers under long-term time charters, and these charterers’ payments to us are and will be our sole source of operating cash flow. At any given time in the future, cash reserves of the charterers may be diminished or exhausted, and we cannot assure you that the charterers will be able to make charter payments to us. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

We have good commercial relations with each of our customers and we believe they will be able to meet their commitments under their charter agreements with us. Part of our business strategy is to grow our customer base. If our existing charters with CSCL Asia or HL USA were terminated, based on current charter rates, we believe we could recharter such vessels at rates higher than our existing rates over similar time periods, although we cannot assure you that this would be the case. If market rates decline and we recharter at lower rates, our results of operations and financial condition could be materially adversely affected.

Statement of Cash Flows

Operating Activities Cash Flows

Net cash from operating activities was $25.3 million for the three months ended March 31, 2007 as compared with $15.1 million for the three months ended March 31, 2006. Cash flows from operations for the three months ended March 31, 2007 reflects net earnings from operations of $14.7 million, non-cash depreciation and amortization of $10.5 million, stock compensation of $0.3 million, change in fair value of financial instruments of $1.4 million gain and an increase in non-cash operating working capital of $1.0 million.

Investing Activities Cash Flows

Net cash used for investing was $234.5 million for the three months ended March 31, 2007. Cashflow for investing activities consisted of net cash payments of $222.8 million for vessel deliveries, $11.8 million for vessel construction costs and intangible assets.

Financing Activities Cash Flows

Net cash from financing activities was $151.1 million for the three months ended March 31, 2007. During the three months ended March 31, 2007, we borrowed $172.4 million from our credit facilities to fund the purchase of our delivered vessels and to fund the installment payments and construction costs of the vessels under construction. We also incurred financing fees of $0.1 million and paid cash dividends of $21.2 million.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2007 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	our expectations relating to dividend payments and forecasts of our ability to make such payments;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	changes in worldwide container demand;

•	changes in trading patterns; competitive factors in the markets in which we operate;

•	potential inability to implement our growth strategy;

•	potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts;

•	ability of our customers to make charter payments;

•	potential liability from future litigation;

•	conditions in the public equity markets; and

•	other factors detailed from time to time in our periodic reports or registration statements, including our registration statement on Form F-3 filed with the SEC on September 1, 2006.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to market risk from changes in interest rates. We use interest rate swaps to manage interest rate price risks, but do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of March 31, 2007, our floating-rate borrowings totaled $735.6 million, of which we had entered into interest rate swap agreements to fix the rates on a notional principal of $677.0 million. These interest rate swaps have a fair value of $8.7 million in our favor and $15.5 million in the counterparty’s favor.

The tables below provide information about our financial instruments at March 31, 2007 that are sensitive to changes in interest rates. The information in this table is based upon our credit facilities.

	Principal Repayment Dates
	2007	2008	2009	2010	2011	Thereafter
	(dollars in thousands)
Credit Facility:
Bearing interest at variable interest rates	—	—	—	2,075	2,212	$731,326

(1)	Represents principal payments on our credit facility that bears interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR.

Pursuant to the credit facility agreements, at March 31, 2007 we entered into interest rate swap agreements to fix LIBOR at per annum interest rates on notional loan balances as follows:

	Fixed LIBOR	Notional Amount as at March 31, 2007	Maximum Notional Amount(1)	Effective Date	Ending Date
	(dollars in thousands)
Interest rate swap	4.6325%	$432,671	$663,399	September 15, 2005	July 16, 2012
Interest rate swap	5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
Interest rate swap	5.2500%	64,665	200,000	September 29, 2006	June 23, 2010
Interest rate swap	5.3150%	19,072	106,800	August 15, 2006	August 28, 2009
Interest rate swap	5.2600%	35,000	106,800	July 3, 2006	February 26, 2021(2)
Interest rate swap	5.5150%	29,580	59,700	February 28, 2007	July 31, 2012
Interest rate swap	5.1750%	—	663,399	July 16, 2012	July 15, 2016
Interest rate swap	5.4975%	—	59,700	July 31, 2012	July 31, 2019
Interest rate swap	5.5950%	—	106,800	August 29, 2009	August 28, 2020
Interest rate swap	5.6000%	—	200,000	June 23, 2010	December 23, 2021

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.
(2)

We have entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

For the interest rate swap agreements that have been designated as hedging instruments in accordance with the requirements in the accounting literature, the changes in the fair value of these interest rate swap are reported in accumulated other comprehensive income. The fair value will change as market interest rates change. Interest expense is adjusted to include amounts payable or receivable under the interest rate swaps. The ineffective portion of the interest rate swaps are recognized immediately in net income. Other interest rate swap agreements and derivative instruments that are not designated as hedging instruments are marked to market and are recorded on the balance sheet at fair value. The changes in the fair value of these instruments are recorded in earnings.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

Foreign Currency Exchange Risk

Substantially all of our operating revenues and costs have been and will be denominated in U.S. dollars. As such, historically we have not been, and in the future we will not be, exposed to the impact of changes in foreign currency exchange rates. We will not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions or use financial instruments for trading or other speculative purposes.

Off-Balance Sheet Arrangements

Other than the commitments described above or in our financial statements for contractual obligations, debt instruments and derivative instruments, we do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None.

Item 1A – Risk Factors

None.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 – Defaults Upon Senior Securities

None.

Item 4 – Submission of Matters to a Vote of Security Holders

None.

Item 5 – Other Information

None.